FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:
                              Form 20-F X Form 40-F

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):
                                    Yes No X


                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):
                                    Yes No X

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                    Yes No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

ENDESA 2002 Consolidated Results

    NEW YORK--(BUSINESS WIRE)--Feb. 26, 2003--ENDESA (NYSE:ELE)--

   NET INCOME FOR THE YEAR 2002 WAS EURO 1,270 MILLION, AND EARNINGS
     PER SHARE EURO 1.20, BOTH WITH A DECREASE OF 14.1% OVER 2001,
         DUE TO THE COMPANY'S DECISION TO MAKE WRITE DOWNS AND
              PROVISIONS TO STRENGTHEN THE BALANCE-SHEET

    --  OTHER RELEVANT MAGNITUDES THAT REGISTERED SIGNIFICANT CHANGES
        WERE:

        --  CASH FLOW OF EURO 4,285 MILLIONS, AN INCREASE OF 28% VS
            2001.

        -- OPERATING INCOME AMOUNTED TO EURO 3,582 MILLION, 12.8% HIGHER THAN 2001.

        --  ORDINARY INCOME WAS EURO 1,500 MILLION, INCREASING BY
            43.4%.

    -- Earnings per share evolved in line with net income, amounting to Euro 1.2, representing a 14.1% decrease against 2001.

    -- ENDESA's Board of Directors will submit a proposal to the Annual Shareholders Meeting to pay the same dividend against 2002 results than the one paid against 2001.

    -- Extraordinary provisions and write-downs have been made to cover future risks for an amount of Euro 1,169 million, with an impact in net income of Euro 802 million.

    -- 2002 net income before write-downs and provisions amounted to Euro 2,072 million, a 40.1% increase from 2001.

    -- Domestic electricity business operating income amounted to Euro 2,131 million. This represents an 18.5% increase against 2001.

    -- Latin American operating income was Euro 1,268 million, representing 35.4% of the total operating income.

    -- This amount represents a 10.9% decrease against 2001 caused by the exceptional currency devaluation taken place in the main Latin American countries. Measured in local currency, Latin American operating income grew by 25.2%, confirming its profitability potential.

    -- Operating income for the electricity business in European countries other than Spain, which corresponds entirely to the activity carried out by ENDESA Italia, amounted to Euro 150 million, a 25% more than the effect of the sale of Viesgo.

    -- In telecommunications, AUNA EBITDA was positive amounting to Euro 610 million. Net income of AMENA, its main subsidiary, was Euro 101 million. The foreseeable future performance of the parent company and the asset sale in process will make unnecessary new equity contributions from the shareholders

    -- In 2002 ENDESA reduced its debt by Euro 2,260 million, 9% against year 2001. Excluding the new debt consolidated from Endesa Italia, debt reduction was Euro 3,590 million.

    -- Average cost of debt for the year ending 2002 improved significantly to 5.05%, against 5.85% for 2001.

    -- Debt reduction and the decrease in the average cost of debt have enabled a reduction in net financial expenses of Euro 222 million, a decrease of 15.2% against 2001.

    -- Debt reduction was especially relevant in the domestic business amounting to Euro 2,374 million with an average cost of debt of 4.3%, vs 4.6% in 2001.

    -- The company's total investments in 2002 amounted to Euro 3,963 million, down 27.2% from 2001. Excluding the financing of the deficit of revenues from regulated activities, investments were reduced by 40.2%.

    -- In accordance with the 2002-2006 Strategic Plan, the remarkable investment control above mentioned, did not affect the capital expenditures in the Electricity business in Spain, which amounted to Euro 1,350 million, +11.5% from 2001.

    ENDESA's (NYSE:ELE) net income for the year 2002 was Euro 1,270 million and earnings per share were Euro 1.20, both with a decrease of 14.1% over 2001.
    The lower results are due to the company's decision to make write downs and provisions in the amount of Euro 1,169 million in order to cover future risks, which have had an impact on net income of Euro 802 million.
    This provisioning effort against 2002 results considerably strengthens ENDESA's balance sheet covering the risks that might materialise in the next few years, yielding a more solid position to address the future.
    Net income before the above write-downs and provisions for future risks amounted to Euro 2,072 million, 40.1% higher than 2001. This increase is due in part for the new regulation contained in the Royal Decree 1432/2002 costs liquidation of the regulated activities.
    Cash flow for 2002 amounted to Euro 4,285 million, Euro 938 million or 28%, higher than in 2001. The increase in cash flow is in line with the increase in net income before write-downs and provisions for future risks.
    ENDESA's different lines of business have generally shown a very positive performance in 2002, as evidenced by a 43.4% increase in ordinary income to Euro 1,500 million.
    This positive evolution has been made possible by both a 12.8% higher operating income to Euro 3,582 million and by lower financial expenses.
    Domestic electricity business delivered 59.5% of the total operating income, amounting to Euro 2,131 million. This represents an 18.5% increase against 2001, which would have been 26.9% on a like for like basis discounting the effect of the sale of VIESGO.
    This increase was obtained mainly as a result of a 3.2% increase in the energy generated by ENDESA in an homogeneous basis and through the higher wholesale generation prices in 2002, more than compensating the higher fuel costs derived from lower hydro levels in 2002 against 2001.

    Royal Decree 1432/2002 establishes the companies' right to recover on a lineal basis, over the period 2003-2010, the amount of the tariff shortfall for regulated activities including the corresponding interest. The 2002 financial statements fully reflect the revenues from generation, supply, distribution and transmission in accordance with the price setting systems in force, deregulated in the first two cases and regulated in the latter two.
    ENDESA accounted Euro 658 million as account receivable to reflect the right to recover the revenue shortfall of the regulated activities.
    Of this amount, Euro 524 million correspond to the 2002 shortfall and the balance of Euro 134 million to the previous years, including their corresponding interests.
    It is important to highlight that previous years amount, deducted from revenues in year 2000, has been accounted in year 2002 as "Extraordinary Results".
    In addition to this, Royal Decree 1432/2002 recognises the right to recover, in the same way and in the same period as the revenue shortfall, the additional compensations for the extra costs in extra peninsular systems. Therefore, ENDESA has accounted Euro 128 million as extraordinary income for 2002 corresponding to the compensations recognised for previous years.
    The above Royal Decree has allowed the normalisation of the remuneration to the Spanish electricity industry by making sure that all of the agents receive the remuneration to which they are legally entitled for the activities carried out in 2002 and previous years.
    As for the business in Latin America, their performance has been positive in general in all of the countries in which ENDESA's subsidiaries operate, with a 25.2% rise in operating income in local currency terms. Even in Argentina, despite the country's crisis in 2002, the whole of the operating income from ENDESA's subsidiaries rose 27.0% in Argentinean peso terms.
    Nevertheless the currency devaluation in the countries where ENDESA's subsidiaries operate together with the Euro's strength, have resulted in a 10.9% decrease in operating income for the region to Euro 1,268 million against 2001, that represented 35.4% of the company's total.
    Given deep economic crisis that Latin America has gone through in 2002 and the strong currency devaluation in he area, this decrease in the operating income of the Latin American operations should be considered as moderate. This proves that even in extraordinary adverse circumstances, this business has a clear potential for growth and return.
    As for ENDESA's European electricity business, operating income rose 25% to Euro 150 million, more than offsetting the effect of the sale of Viesgo.
    On the other hand, ENDESA reduced its debt levels in Euro 2,260 million in 2002 to a total Euro 22,747 million as of 31December 2002.

    Average cost of debt for 2002 showed a significant decrease to 5.05%, against 5.85% in 2001. In particular, it is worth mentioning that the cost of debt for the domestic business decreased to 4.3% from 4.6% in 2001.
    The drop in debt and its average cost enabled Euro 222 million lower net financial expenses in 2002, a 15.2% decrease against 2001.
    The lower financial expenses have allowed absorbing the effect of the foreign exchange differences derived from the Latin American currency devaluation, with an improvement of Euro 88 million in the financial results for the year against 2001.
    As a summary, 2002 showed a very positive performance of the ordinary income and cash flow mainly due to the Spanish electricity business. In addition to this, ENDESA made a great effort through provisioning and write-downs in order to strengthen the company's balance sheet, allowing ENDESA to address the future from a more solid position. It is also remarkable the significant reduction in debt levels.

    Dividend

    ENDESA Board of Directors will submit a proposal to the Annual Shareholders Meeting to pay the same dividend against the 2002 results, than the one paid against 2001. Therefore, total dividend proposed would amount to Euro 0.6825 per share.
    On January 2nd 2003, an interim dividend of Euro 0.264 per share was paid, therefore final dividend would be Euro 0.4185 per share. This final dividend would be payable on July 1st 2003.
    This dividend proposal against 2002 results means a 56.9% pay-out ratio, which is similar to other European utilities.

    CHANGES IN THE CONSOLIDATION PERIMETER

    The main changes in the consolidation perimeter that took place in the year have been due to the following:

    -- In January 2002, ENDESA sold the 87.5% stake that it held in Viesgo as of 31 December 2001. As a result of this sale, completed as of January 2002, Viesgo has not been consolidated in ENDESA's 2002 accounts.

    -- In the first quarter 2002, ENDESA Europa acquired an additional 5.7% of ENDESA Italia, raising therefore its stake in the company to 51%. Therefore ENDESA's financial statements for 2002 fully consolidate ENDESA Italia from the beginning of the year.

    -- The Chilean mobile telephone operator SMARTCOM is now consolidated by the equity method. Before 2002 the company's accounts had previously been fully consolidated.

    ANALYSIS OF RESULTS

    The table below shows the main magnitudes of ENDESA's consolidated profit and loss account for 2002 and their comparison against 2001.



Main magnitudes of ENDESA's profit and loss account
(Euro million)
-------------------------------------------------------------------
                                         2002      2001     % var.
-------------------------------------------------------------------
Revenues                                16,739   15,576        7.5
-------------------------------------------------------------------
EBITDA                                   5,278    5,004        5.5
-------------------------------------------------------------------
Cash flow                                4,285    3,347       28.0
-------------------------------------------------------------------
Operating income                         3,582    3,175       12.8
-------------------------------------------------------------------
Ordinary income                          1,500    1,046       43.4
-------------------------------------------------------------------
Net income                               1,270    1,479      -14.1
-------------------------------------------------------------------


    1 Operating income

    ENDESA's revenues in 2002 amounted to Euro 16,739 million, a 7.5% rise on the previous year.
    EBITDA was Euro 5,278 million, an increase of 5.5% over the previous year.
    Operating income for the year 2002 was Euro 3,582 million, an increase of 12.8% against the previous year.
    The table below shows a breakdown of revenues, EBITDA operating income among the different markets and lines of business in which ENDESA operate.


                           Electricity
             Domestic         Europe      Latin America     Other
----------------------------------------------------------------------
           Euro    % on    Euro    % on   Euro    % on   Euro   % on
          million   total  million total  million total  million total
----------------------------------------------------------------------
Revenues   10,885    65.0   1,744   10.4   3,850   23.0     260   1.6
----------------------------------------------------------------------
EBITDA      3,205    60.7     263    5.0   1,735   32.9      75   1.4
----------------------------------------------------------------------
Operating
 Income     2,131    59.5     150    4.2   1,268   35.4      33   0.9
----------------------------------------------------------------------
Cash flow   2.537    59.2     179    4.2   1.444   33.7     125   2.9
----------------------------------------------------------------------

    1.1 Domestic electricity business

    Operating income for the domestic electricity business in 2002 was Euro 2,131 million, an increase of Euro 332 million in absolute and of 18.5% in relative terms against 2001.
    For a homogeneous comparison between the operating income for 2001 and 2002 it is necessary to consider the sale of Viesgo, which contributed Euro 120 million to the operating income in 2001, whereby, on a like for like basis, operating income increased by Euro 452 million, that is, 26.9% higher than 2001 without Viesgo.
    This higher operating income has been mainly due to the advantages provided by ENDESA's balanced generation mix under low hydro conditions such as in 2002, in which the company can increase its output and therefore its market share with lower fuel costs than the rest of the industry.

    Revenues

    Revenues from the domestic electricity business amounted to Euro 10,885 million in 2002, an increase of 7.9% against 2001.
    The table below shows a breakdown of revenues. In order to facilitate the analysis, figures for 2001 highlight the figures for Viesgo.


                                         Euro million
----------------------------------------------------------------------
                                    2002     2001     Change   % chge.
----------------------------------------------------------------------
Sales                              10,579     9,044    1,535     17.0
----------------------------------------------------------------------
CTC
-By technology                         49        70      (21)   -30.0
-Coal                                  41        67      (26)   -38.8
----------------------------------------------------------------------
Services                              216       251      (35)   -13.9
----------------------------------------------------------------------
Viesgo                                  -       654     (654)     N/A
----------------------------------------------------------------------
TOTAL                              10,885    10,086      799      7.9
----------------------------------------------------------------------

    Sales

    Sales in 2002 were Euro 10,579 million, broken down as follows:


                                         Euro million
----------------------------------------------------------------------
                                      2002      2001  Change  % chge.
----------------------------------------------------------------------
Generation, mainland                 3,739     3,085     654     21.2
----------------------------------------------------------------------
Distribution and transmission,
 mainland                            4,306     3,713     593     16.0
----------------------------------------------------------------------
Supply                               1,209     1,085     124     11.4
----------------------------------------------------------------------
"Trading"                              121       173     (52)   -30.1
----------------------------------------------------------------------
Extra peninsular systems*              872       845      27      3.2
----------------------------------------------------------------------
Extra peninsular compensations         204       126      78     61.9
----------------------------------------------------------------------
Other**                                128        17     111      N/A
----------------------------------------------------------------------
TOTAL                               10,579     9,044   1,535     17.0
----------------------------------------------------------------------

    * For a higher transparency and due to the particularities of production and generation in the extra peninsular systems, the information on these activities is shown separately.
    ** Most of this amount corresponds to sales of gas in the Spanish liberalised market.

    Generation

    In 2002, demand for electricity in the mainland grew 2.1% against 2001. Still, the output from generators under the ordinary regime was only 0.8% higher, due to the 12.4% higher output from generators under the special regime and to the higher imports of electricity.
    ENDESA's generation sales in the mainland were 21.2% higher as a result of the following:

    -- ENDESA's output in the mainland sold in the wholesale market was 78,138 GWh in 2002, a decrease of 4.6% against 2001. Though, on a comparable basis, after subtracting the output corresponding to Viesgo, it increases a 3%. This represents a market share of 44% for the ordinary regime.

    -- The unit price of the electricity sold by ENDESA to the wholesale market rose 17.6% to 4.55 Euro cents per Kwh against
        3.87 Euro cents per Kwh in 2001. This increase has been due to the low hydro generation levels in the year.

    The table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for 2001 and 2002:


Structure of electricity generation in the mainland
for ENDESA and the total industry (%)
----------------------------------------------------------------------
                                  ENDESA             Total industry
----------------------------------------------------------------------
                              2002       2001         2002       2001
----------------------------------------------------------------------
Nuclear                       36.3       34.4         33.8       34.5
----------------------------------------------------------------------
Coal                          47.5       45.2         43.1       37.6
----------------------------------------------------------------------
Hydro                         10.1       15.4         12.2       22.1
----------------------------------------------------------------------
Fuel-gas                       3.9        5.0          7.9        5.8
----------------------------------------------------------------------
CCGT                           2.2          -          3.0          -
----------------------------------------------------------------------
Total                        100.0      100.0        100.0      100.0
----------------------------------------------------------------------

    The table above shows that ENDESA's generation mix in the mainland is very stable, with low volatility to hydro conditions. This allows ENDESA to replace the hydro deficits with coal power plants, instead of fuel oil burning plants that result in much higher costs per kWh.
    On the other hand, is worth to point out that in the third quarter 2002 the CCGT plants at Besos (Barcelona) and San Roque (Cadiz) have generated a total of 1,732 GWh in their first five months of commercial operations.

    Distribution and Transmission

    Energy sold by ENDESA in the mainland was 73,399 GWh in 2002, 3.4% lower than 2001, though it increases a 2.9% compared to 2001 after subtracting figures for Viesgo. This figure represents a share of 39.6% of distribution in the mainland.
    Revenues from distribution and transmission in the mainland grew by Euro 593 million. Of this amount Euro 561 million corresponded to the higher cost of energy purchases, mainly as a result from the higher pool prices. The regulated margin on distribution remains at similar levels as in the 2001.
    Disregarding this effect, sales from distribution and transmission would have increased by Euro 32 million against 2001, a rise of 0.9%.

    Supply

    In 2002, ENDESA sold 22,797 GWh to eligible customers, an increase of 4.9% against 2001.
    Along the year 2002 ENDESA followed a pricing policy geared towards an improvement of margins, which led to a 6.3% increase in the price for energy, thereby leading to a 11.4% rise in revenues for the activity to Euro 1,209 million.
    ENDESA's share in the market for eligible customers has been 36.7% in 2002.

    Extra Peninsular Systems

    In 2002, ENDESA's output in the extra peninsular systems was 11,238 GWh, 3.7% higher than 2001.
    Sales in these markets were Euro 872 million, an increase of 3.2% against 2001.
    In addition to this, revenues include Euro 204 million from compensations, an increase of Euro 61.9 million against 2001, before the additional compensations established by Royal Decree 1.432/2002.
    In 2002 the 232 MW cycle power plant of Son Reus (Balearic Islands) started its commercial operations.

    Operating Costs

    The table below shows operating costs for the domestic electricity business, separating the ones for Viesgo in 2001 for an easier comparison.


                                       Euro million
----------------------------------------------------------------------
                                   2002      2001      Change  % chge.
----------------------------------------------------------------------
Purchases                          6,426     5,489      937      17.1
----------------------------------------------------------------------
 Purchases of energy               4,605     3,837      768      20.0
----------------------------------------------------------------------
 Fuel                              1,434     1,318      116       8.8
----------------------------------------------------------------------
 Transmission and other
  external expenses                  387       334       53      15.9
----------------------------------------------------------------------
Depreciation                       1,074     1,029       45       4.4
----------------------------------------------------------------------
Provisions                           (22)       23      (45)      N/A
----------------------------------------------------------------------
Personnel                            825       823        2       0.2
----------------------------------------------------------------------
Other Operating Costs                641       549       92      16.8
----------------------------------------------------------------------
Viesgo                                 -       542     (542)      N/A
----------------------------------------------------------------------
TOTAL                              8,944     8,455      489       5.8
----------------------------------------------------------------------

    Purchases

    In 2002, purchases were increased Euro 937 Million (17.1%) against 2001 mainly due to the following two reasons:

    -- Higher purchases of energy by ENDESA's distribution and commercialisation affiliates in the amount of Euro 768 million, representing an increase of 20.0% over the figures for 2001. This increase was a consequence of the higher average pool prices.

    -- Fuel costs increased by Euro 116 million as a consequence of the higher volumes of thermal-based generation vis-a-vis 2001.

    Provisions

    Operating provisions for 2002 include the usual annual provision charges, the amount for 2002 being lower since Euro 56 million from the domestic coal consumption compensations for the first half 2000 were collected in 2002. The provision, which was created for this amount in 2000, has therefore been reversed.

    Personnel Expenses

    As of December 31st 2002 ENDESA's domestic electricity business workforce amounted 13,548 employees decreasing 1,468 against December 31st 2001, including 876 of VIESGO.
    Personnel expenses in 2002 were Euro 825 million, practically equal to 2001 after excluding personnel costs from VIESGO.

    1.2. European Electricity Business

    Operating income for the electricity business in European countries other than Spain corresponds entirely to the activity carried out by ENDESA Italia. ENDESA's output in Italy in 2002 was 17,551 GWh with revenues of Euro 1,108 million.
    During 2002, ENDESA has continued to develop the improvements in efficiency as set out in the business plan. Total workforce at ENDESA Italia as of 31st December 2002 was 1,108, lower in 290 employees than at the end of the year 2001.
    EBITDA for 2002 was Euro 263 million, enabling an operating income of Euro 150 million.

    1.3. Latin American Electricity Business

    Operating income for the Latin American electricity business in 2002 was Euro 1,268 million, a decrease of 10.9% against last year. However, should Argentina be disregarded, operating income shows an increase of 3.8%.
    Between 2001 and 2002 local currencies experienced significant devaluation against the Euro having a negative effect on the operating income measured in Euro. However, in local currency terms, operating income from the Latin American companies that are fully consolidated increased by 25.2%.
    The table below shows the performance of the EBITDA and operating income in Latin America broken down by activity:


                                         Euro million
----------------------------------------------------------------------
                                 EBITDA            Operating income
----------------------------------------------------------------------
                           2002    2001   % chge.  2002    2001 %chge.
----------------------------------------------------------------------
Generation                  858     968   -11.4     627    653   -4.0
----------------------------------------------------------------------
Distribution &
 Transmission               911   1,115   -18.3     679    774  -12.3
----------------------------------------------------------------------
Other                       (34)      3     N/A     (38)    (4)   N/A
----------------------------------------------------------------------
Total                     1,735   2,086   -16.8   1,268  1,423  -10.9
----------------------------------------------------------------------

    The table below shows EBITDA and operating income for the activities of generation and distribution in 2002 and 2001, broken down by country where ENDESA has fully consolidated affiliates.


                                         Euro million
----------------------------------------------------------------------
                                  EBITDA           Operating Income
----------------------------------------------------------------------
                            2002    2001 % chge.   2002   2001 % chge.
----------------------------------------------------------------------
Generation
----------------------------------------------------------------------
Chile                        375     362     3.6    281    256    9.8
----------------------------------------------------------------------
Colombia                     179     193    -7.3    124    132   -6.1
----------------------------------------------------------------------
Brazil                        50      70   -28.6     40     63  -36.5
----------------------------------------------------------------------
Peru                         158     163    -3.1    118    121   -2.5
----------------------------------------------------------------------
TOTAL Generation ex
 Argentina                   762     788    -3.3    563    572   -1.6
----------------------------------------------------------------------
Argentina                     96     180   -46.7     64     81  -20.9
----------------------------------------------------------------------
TOTAL Generation             858     968   -11.4    627    653   -4.0
----------------------------------------------------------------------



Distribution and Transmission
----------------------------------------------------------------------
Chile                        194     208    -6.7    171    184   -7.1
----------------------------------------------------------------------
Colombia                     133     149   -10.7     56     65  -13.8
----------------------------------------------------------------------
Brazil                       413     314    31.5    343    228   50.4
----------------------------------------------------------------------
Peru                          85      91    -6.6     55     62  -11.3
----------------------------------------------------------------------
TOTAL Dist. and Trans. ex
 Argentina                   825     762     8.3    625    539   16.0
----------------------------------------------------------------------
Argentina                     86     353   -75.6     54    235  -77.0
----------------------------------------------------------------------
TOTAL Distribution &
 Transmission                911   1,115  -18.3     679    774  -12.3
----------------------------------------------------------------------

    In all the countries and activities that reflect lower EBITDA and operating income against 2001, their decreases have been lower than the devaluation of the local currency against the Euro, therefore the currency devaluation has been the reason behind the reduction of both magnitudes in Euro terms. It is worth noting that in Chile, Colombia and Peru the drops have been much lower than the ones for their currency devaluation thereby evidencing the good business performance in local currency terms.

    On the other hand, the excellent performance of the Chilean generation should be highlighted, with an increase in Euro terms of its operating income of 9.8% despite the Chilean peso's 23,4% devaluation against the Euro in 2002, as well as distribution and transmission in Brazil, where the higher operating income was mainly due to CIEN, the company that interconnects Argentina and Brazil, whose second line was commissioned in 2002.
    Operating results for the Latin American electricity business of ENDESA in 2002, achieved in a very adverse economic environment, reflect the efficiency improvements that are being achieved in its subsidiaries and the limited impact from the situations of recession on the electricity business.
    The table below shows the physical data of ENDESA's Latin American subsidiaries in 2002 and 2001.


                    Generation (GWh)         Distribution (GWh)
--------------------------------------------------------------------
                                   % chge.                    % chge.
                       2002         s/2001         2002        s/2001
--------------------------------------------------------------------
Chile                  16,285        3.5           9,895        3.9
--------------------------------------------------------------------
Colombia               10,699        5.0           9,029        4.1
--------------------------------------------------------------------
Argentina               8,600      -23.4          12,159       -6.0
--------------------------------------------------------------------
Brazil                  2,467        9.3          12,653        4.6
--------------------------------------------------------------------
Peru                    4,404       -2.3           3,872        5.1
--------------------------------------------------------------------
TOTAL                  42,455       -3.3          47,608        1.5
--------------------------------------------------------------------

    The data above show that ENDESA's Latin American business is adequately diversified, both by country and line of business, which enables it to face the consequences of the odd situations of recession.

    2 Financial Results

    Financial results for 2002 were a net loss of Euro 1,634 million, an improvement of 5.1% against last year, as broken down below:


                                       Euro million
---------------------------------------------------------------------
                                   2002       2001    Change   % chge.
---------------------------------------------------------------------
Financial expenses               (1,499)    (1,628)     129      7.9
---------------------------------------------------------------------
Financial income                    260        167       93     55.7
---------------------------------------------------------------------
FX differences                     (549)      (398)    (151)   -37.9
---------------------------------------------------------------------
Monetary correction                 163        141       22     15.6
---------------------------------------------------------------------
Change in provisions                 (9)        (4)      (5)     N/A
---------------------------------------------------------------------
Total financial results          (1,634)    (1,722)      88      5.1
---------------------------------------------------------------------

    2.1 Financial Expenses

    In 2002 ENDESA reduced its debt figure by Euro 2,260 million. As a consequence of that, debt fell to Euro 22,747 million as of December 31st 2002.
    The reduction in debt was the result of the following:

    -- The result of the operations in the year resulted in a reduction of the debt of Euro 1,366 million, as is detailed in item 6 "Cash Flow, Investments and Financing."

    -- The consolidation perimeter changes added Euro 1,330 million corresponding to ENDESA Italia's debt position as of 31 December 2001 as well as the reduction of Euro 152 million of the debt at that date from the companies that ceased to be fully consolidated mainly VIESGO.

    -- The changes in the exchange rates against the Euro of the currencies in which the consolidated affiliates hold their debt have resulted in a decrease of the Euro value of the total consolidated debt of Euro 2,072 million.

    On the other hand, average cost of debt for the year was 5.05%, against 5.85% for 2001.
    This decrease and the debt reduction have enabled a reduction in net financial expenses of Euro 222 million, a decrease of 15.2% against 2001.
    The following table shows a breakdown of debt and its average cost by line of business in 2002:


Euro Million                      Debt as of Debt as of  Change  Avge
                                    31-12-01  31-12-02           cost
                                                                 2002
----------------------------------------------------------------------
Domestic electricity business         11,768     9,394  (2,374)  4.26
----------------------------------------------------------------------
Latin American electricity
 business                             11,525     9,599  (1,926)  6.25
----------------------------------------------------------------------
       Enersis with third parties
        debt                           8.570     6.984  (1.586)  7,05
----------------------------------------------------------------------
       Rest                            2.955     2.615    (340)  4,17
----------------------------------------------------------------------
European electricity business              -     1,627   1,627   3.83
----------------------------------------------------------------------
Other businesses                       1,714     2,127     413   4.13
----------------------------------------------------------------------
TOTAL                                 25,007    22,747  (2,260)  5.05
----------------------------------------------------------------------

    2.2. Foreign Exchange Differences

    Net foreign exchange differences for 2002 resulted in a net loss of Euro 549 million.
    Among the currencies of the countries where ENDESA operates, the most significant exchange rate fluctuation against the Euro and US dollar has been the Argentinean peso. As of 31st December 2001 the exchange rate was 1 peso per dollar while as of 30th December 2002 was
3.37 pesos per dollar, meaning a devaluation of 70.3%. Since ENDESA closed its accounts for the year 2001 using an exchange rate of 1.7 pesos to the dollar, the effect on 2002 corresponds to a devaluation of 49.6%.
    Of the remaining currencies of the countries in which ENDESA has a presence, it is worth noting the 34.3% devaluation of the Brazilian real against the dollar.
    In 2002 the negative effect of the devaluation of the Argentinean peso on the debt of the ENDESA's subsidiaries operating in this country amounted to Euro 392 million with an impact on net income of Euro 67 million.
    In the case of Brazil, most of the dollar-denominated third party debt in ENDESA's subsidiaries is hedged; hence the impact from foreign exchange differences derived from this debt upon the results is not significant.

    3 Equity Income

    In 2002, losses attributable to ENDESA under the equity method were Euro 93 million.
    The largest component of the equity losses corresponds to the shareholdings in telecommunications affiliates.
    The telecommunications holding company AUNA, showed a loss of Euro 160 million, which, apart from AUNA's ordinary income, includes some the provisions corresponding to the closing of Quiero TV and other write downs.
    In 2002 AUNA showed positive EBITDA of Euro 610 million and its main subsidiary, AMENA, posted a positive net income of Euro 101 million with a customer base of 6,460,000, and an income market share of 18.6%.
    On the other hand, the foreseeable future performance of the parent company and the asset sale in process will make unnecessary new equity contributions from the shareholders.
    It is important to highlight that the foreseeable future performance of the holding and divestments will make it unnecessary to ask for new equity contributions from the shareholders.
    The Chilean mobile telephone operator Smartcom, despite showing net loss of Euro 53 million, had EBITDA positive of Euro 8.6 millions for the year, due to 42% revenues increase compared to 2001.
    Moreover, as of 31st December 2002 it had a customer base of 946,000, 55% higher than a year ago, and a market share of 15.5%, against 12.6% in 2001.
    Following prudence criteria, ENDESA has deferred the effect from the fiscal deductibility of the telecom participations, for the amount of Euro 152 million, which will cover the future fiscal cost arisen when these participations show benefits.

    4 Extraordinary Results

    Extraordinary results for ENDESA in 2002 were Euro 71 million. Its main components were the following:


    -- The Euro 1,066 million capital gain from the sale of 87.5% of VIESGO.

    -- The recognition of the tariff deficit and additional compensations corresponding to previous years over costs in the extra peninsular systems for the amount of Euro 86 and 128 million, respectively.

    -- A Euro 317 million extraordinary amortisation of Smartcom goodwill as a result of the value decrease in the sector of telecommunications.

    -- Euro 380 million provisions to cover the risks related to the national electricity business. This corresponds to the shortening of the useful life of assets caused by the liberalisation of the market, the new regulation on meters and the update of the actuarial studies for the pension commitments with the workforce as a consequence of higher inflation than the previously assumed.

    -- Euro 404 million provisions to cover risks related to the Latin American electricity business, where 134 millions were already allocated in the first nine months of the year. This provision covers possible assets and goodwill capital losses in Latin America and future risks due to other contingencies in ENDESA's subsidiaries and in operations conducted by ENDESA in Latin America.

        Among these provisions it is noteworthy the Euro 145 million provision to fully cover the risks of the investments, including intercompany loans granted to Argentinean subsidiaries, regarding the uncertainty of the economic situation of the country.

        With this provision, the book value of ENDESA's net assets in Argentina is zero.

    -- A provision to cover the effect of the lower share price on the treasury stock, which amounted to Euro 75 million.

    5 Information by Line of Business

    The table shown below shows the main parameters of the income statement and balance sheet as of December 31, 2002 by line of business:


                                Euro Million
----------------------------------------------------------
                    Revenues  Operating    Net      Fixed
                                Income    Income    Assets
----------------------------------------------------------
Generation            4.345     1.364     2.082     8.316
----------------------------------------------------------
Distribution          5.597       684       498     6.729
----------------------------------------------------------
Supply                1.323        98        38        10
----------------------------------------------------------
Latin America         3.850     1.268      (281)    9.286
----------------------------------------------------------
Europe                1.744       150        21     2.349
----------------------------------------------------------
Other businesses        260        33      (496)      505
----------------------------------------------------------
Services                254         6        27        59
----------------------------------------------------------
Corporate
 Structure              211       (27)     (619)      154
----------------------------------------------------------
Adjustments among
 activities            (845)        6         -       333
----------------------------------------------------------
TOTAL                16.739     3.582     1.270    27.741
----------------------------------------------------------

    The net result by activities includes the effect of the Ministerio de Hacienda official reply to ENDESA's inquiry, regarding the company of the ENDESA Group to which the early retirement programs tax credit should be applied. As a result of this inquiry, the anticipated tax has been reallocated among the different companies of the Group, with no effect at a consolidated level. The main effects have been a negative Euro 541 million in the Holding Company and Euro 272 million and Euro 246 million in Generation and Distribution respectively. The balance of the positive effect basically corresponds to services for an amount of Euro 20 million.

    6 Cash Flow, Investments and Financing

    Cash flow from operations amounted to Euro 4,285 million during 2002, a 28% increase over 2001.
    This cash flow allowed covering capital expenditures and intangibles which amounted to Euro 2,470 million, payment of the dividend to ENDESA's shareholder in the amount of Euro 723 and to minorities in the amount of Euro 116 million as well as payment of previously provisioned commitments, such as pensions and payroll reductions, in the amount of Euro 440 million, which includes the externalisation of the pension fund materialised in 2002.
    In 2002, funds from asset disposals amounted to Euro 1,889 million, of which Euro 1,684 million correspond to the sale of 87.5% of Viesgo. In addition, in December 2002, an advance payment of Euro 485 million was received from Red Electrica de Espana (REE) for the sale of the mainland transmission network that will be made in 2003.
    On the other hand, financial investments amounted to Euro 1,493 million, including the tariff deficit in Spain corresponding to the regulated business and the extra peninsular systems amounting to Euro 706 million to be cashed in more than one year time, thereby accounted as financial investment.
    Other financial investments include capital increases subscribed in AUNA and Smartcom for Euro 273 and 57 million respectively, and the acquisition to Telecom Italia of an additional 2% of AUNA for Euro 159 million.
    The acquisition of shares in consolidated companies corresponds in its entirety to the acquisition of the additional 5.7% in ENDESA Italia, already mentioned.
    The breakdown of total investments in the period 2002 and its comparison with 2001 is as follows:

                                            Euro Million
----------------------------------------------------------------------
                                                          Change
----------------------------------------------------------------------
                                  2002      2001     Amount       %
----------------------------------------------------------------------
Capital Expenditures              2,372      2,403     (31)      (1.3)
----------------------------------------------------------------------
Intangibles                          98        141     (43)     (30.5)
----------------------------------------------------------------------
Financial                         1,366      2,890  (1,524)     (52.7)
----------------------------------------------------------------------
  Tariff deficit financing
   and islands compensations        706       ----     706        N/A
----------------------------------------------------------------------
  Other financial
   investments                      660      2,890  (2,230)     (77.2)
----------------------------------------------------------------------
Acquisition of shares in
 consolidated companies             127         12    (115)       N/A
----------------------------------------------------------------------
Total investments                 3,963      5,446  (1,483)     (27.2)
----------------------------------------------------------------------
Total investments without
 regulated activities deficit     3,257      5,446  (2,189)     (40.2)
----------------------------------------------------------------------

    Following the investment control strategy carried out by ENDESA towards leverage reduction contemplated in it Strategic Plan
2002-2006, 2002 total investment decreased by 40.2% against 2001, excluding the tariff deficit financing and the extrapeninsular compensations. Even including this deficit, total investment decreased by 27.2%.

    The breakdown of capital expenditures by line of business is as follows:

                                    Euro Million
Electricity business
----------------------------------------------------------------------
                     Spain       Latin       Europe    Other    Total
                                America               Business
----------------------------------------------------------------------
Generation            604           276         241        -    1,121
----------------------------------------------------------------------
Distribution          658         402(*)          -        -    1,060
----------------------------------------------------------------------
Others                 88            32           4       67      191
----------------------------------------------------------------------
Total               1,350           710         245       67    2,372
----------------------------------------------------------------------

    * Including the investment in the second transmission line between Brazil-Argentina.

    It is important to highlight, that in accordance with the 2002-2006 Strategic Plan, the remarkable investment control above mentioned, did not affect the capital expenditures in the Electricity business in Spain.
    Particularly the capital expenditures in the distribution business in Spain amounted to Euro 658 million, or 48.7% of the capital expenditure carried out by ENDESA in the electricity business in Spain and a 11.3% increase against 2001. On the other hand, generation capital expenditures in Spain amounted to Euro 604 million, mainly in the deployment of new combined cycle power plants.
    Financing activity wise, in 2002 ENDESA made long term financing transactions for an amount of Euro 2,048 million and an average life of 5.6 Years. Additionally, in February 2003, Euro 700 million bond was issued under ENDESA's Euro Medium Term Notes (MTN's) program maturing in 10 years and closed a "Club Deal" with 14 banks in the amount of Euro1.5 billion maturing in 2008, and a bilateral loan of Euro 50 million maturing in 2009.
    As of today, there are credit lines available for an amount of Euro 2,514 million approximately and cash investments for Euro 1,060 million.

    For additional information, please contact Jacinto Pariente, North America Investor Relations Office, Tel: (212) 750 7200.
http://www.endesa.es

    CONTACT: ENDESA
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

                          ENDESA S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                  AS OF DECEMBER 31, 2002 AND DECEMBER 31, 2001
                                   (Unaudited)



                                         --------------------------------------------------------------
                                                                  Euro Million
                                         --------------------------------------------------------------
ASSETS                                        Dec.31 '02         Dec 31'01            Variation
                                         --------------------------------------------------------------
Utility plant and intangible assets                    28,259          30,720     (2,461)        -8.01%
Financial investments                                   7,533           7,138        395          5.53%
Goodwill                                                4,970           5,543       (573)       -10.34%
Deferred charges                                          538             663       (125)       -18.85%
Current assets                                          6,876           6,123        753         12.30%
TOTAL                                                  48,176          50,187     (2,011)        -4.01%
                                         ---------------------


                                         --------------------------------------------------------------
STOCKHOLDERS' EQUITY                                              Euro Million
                                         --------------------------------------------------------------
AND LIABILITES                                Dec.31 '02         Dec 31'01            Variation
                                         --------------------------------------------------------------
Stockholder's equity                                    8,043           8,656       (613)        -7.08%
  Subscribed capital stock                              1,271           1,271
  Reserves                                              8,728           7,765        963         12.40%
  FX translation differences                           (3,226)         (1,859)    (1,367)       -73.53%
  Income allocable to the controlling
   company                                              1,270           1,479       (209)       -14.13%
Minority interests                                      3,175           3,762       (587)       -15.60%
Negative goodwill                                          13              29        (16)       -55.17%
Deferred revenues                                       1,356           1,214        142         11.70%
Provisions for contingencies and expenses               4,221           4,216          5          0.12%
Long term debt                                         19,786          22,700     (2,913)       -12.83%
Current liabilities                                    11,582           9,610      1,972         20.52%
TOTAL                                                  48,176          50,187     (2,011)        -4.01%
                                         ---------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                   (Unaudited)


                                                             -----------------------------------------------
                                                                              Euro Million
                                                             -----------------------------------------------
                                                              Dec. 31 '02   Dec. 31 '01       Variation
                                                             -----------------------------------------------
OPERATING REVENUES                                                  17,238        16,085    1,153      7.17%
  Sales                                                             16,739        15,576    1,163      7.47%
  Capitalized expenses                                                 320           330      (10)    -3.03%
  Other operating revenues                                             179           179

OPERATING EXPENSES                                                  13,656        12,910      746      5.78%
  Purchases                                                          9,425         8,338    1,087     13.04%
    Electricity purchased                                            6,221         5,678      543      9.56%
    Raw materials and other supplies                                 2,461         2,013      448     22.26%
    Power transmission and other external expenses                     743           647       96     14.84%
  Personnel expenses                                                 1,251         1,332      (81)    -6.08%
  Depreciation and amortization                                      1,696         1,829     (133)    -7.27%
  Change in operating provisions                                         2           109     (107)   -98.17%
  Other operating expenses                                           1,282         1,302      (20)    -1.54%

OPERATING INCOME                                                     3,582         3,175      407     12.82%

FINANCIAL REVENUES                                                     651           584       67     11.47%
  Financial revenues                                                   260           167       93     55.69%
  Foreign exchange gains                                               228           276      (48)   -17.39%
  Monetary adjustments                                                 163           141       22     15.60%

FINANCIAL EXPENSES                                                   2,285         2,306      (21)    -0.91%
  Financial expenses                                                 1,499         1,628     (129)    -7.92%
  Change in provisions for financial investments                         9             4        5    125.00%
  Foreign exchange losses                                              777           674      103     15.28%

FINANCIAL INCOME (LOSS)                                             (1,634)       (1,722)      88      5.11%

  Equity in the income (loss)  of companies carried by the
   equity method                                                       (93)         (118)      25     21.19%
  Amortization of goodwill and reverse negative goodwill              (355)         (289)     (66)    22.84%
ORDINARY INCOME (LOSS)                                               1,500         1,046      454     43.40%

NONOPERATING INCOME (LOSS)                                              71           579     (508)   -87.74%

CONSOLIDATED INCOME BEFORE INCOME TAXES                              1,571         1,625      (54)    -3.32%
  Income taxes                                                         437            88      349    396.59%

CONSOLIDATED INCOME FOR THE YEAR                                     1,134         1,537     (403)   -26.22%
  Income allocated to minority interests                              (136)           58     (194)  -334.48%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY             1,270         1,479     (209)   -14.13%
  Net income per share (expressed in euros)                           1.20          1.40    -0.20    -14.13%
                                                             --------------

                                                             --------------
Cash flow                                                            4,285         3,347      938     28.03%
EBITDA                                                               5,278         5,004      274      5.48%
                                                             --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                BY BUSINESS LINES
                     FOR THE PERIOD ENDED DECEMBER 31, 2002
                                   (Unaudited)

                             Amounts in Euro Million


                                                       DOMESTIC       LATAM       EUROPE        OTHER
                                                      ELECTRICITY  ELECTRICITY  ELECTRICITY  BUSINESESS
 --------------------------------------------------------------------------------------------------------
 OPERATING REVENUES                                        11,075        4,084        1,760          319
   Sales                                                   10,885        3,850        1,744          260
   Capitalized expenses                                       124          157            5           34
   Other operating revenues                                    66           77           11           25

 OPERATING EXPENSES                                         8,944        2,816        1,610          286
   Purchases                                                6,426        1,508        1,334          157
     Electricity purchased                                  4,605        1,086          530
     Raw materials and other supplies                       1,434          171          718          138
     Power transmission and other external expenses           387          251           86           19
   Personnel expenses                                         825          317           79           30
   Depreciation and amortization                            1,074          467          113           42
   Change in operating provisions                             (22)          20            1            3
   Other operating expenses                                   641          504           83           54

 OPERATING INCOME                                           2,131        1,268          150           33

 FINANCIAL REVENUES                                           130          492            3           26
   Financial revenues                                          71          173            3           13
   Foreign exchange gains                                      59          156                        13
   Monetary adjustments                                                    163

 FINANCIAL EXPENSES                                           603        1,521           63           98
   Financial expenses                                         601          748           63           87
   Change in provisions for financial investments                                                      9
   Foreign exchange losses                                      2          773                         2

 FINANCIAL INCOME (LOSS)                                     (473)      (1,029)         (60)         (72)

   Equity in the income (loss)  of companies carried
    by the equity method                                       75            7           17         (192)
   Amortization of goodwill and reverse negative
    goodwill                                                   (7)        (215)         (92)         (41)
 ORDINARY INCOME (LOSS)                                     1,726           31           15         (272)

 NONOPERATING INCOME (LOSS)                                   825         (455)         (22)        (277)

 CONSOLIDATED INCOME BEFORE INCOME TAXES                    2,551         (424)          (7)        (549)
   Income taxes                                               522           39          (64)         (60)

 CONSOLIDATED INCOME FOR THE YEAR                           2,029         (463)          57         (489)
   Income allocated to minority interests                       3         (182)          36            7

 INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
  COMPANY                                                   2,026         (281)          21         (496)
 ----------------------------------------------------


 ----------------------------------------------------
   Cash flow                                                2,537        1,444          179          125
   EBITDA                                                   3,205        1,735          263           75
 ----------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                    NATIONAL
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                   (Unaudited)


DOMESTIC ELECTRICITY BUSINESS
-----------------------------

                                                            ------------------------------------------------
                                                                              Euro Million
                                                            ------------------------------------------------
                                                              Dec. 31 '02   Dec. 31 '01       Variation
                                                            ------------------------------------------------
OPERATING REVENUES                                                  11,075        10,254       821     8.01%
  Sales                                                             10,885        10,086       799     7.92%
  Capitalized expenses                                                 124           106        18    16.98%
  Other operating revenues                                              66            62         4     6.45%

OPERATING EXPENSES                                                   8,944         8,455       489     5.78%
  Purchases                                                          6,426         5,885       541     9.19%
    Electricity purchased                                            4,605         4,074       531    13.03%
    Raw materials and other supplies                                 1,434         1,476       (42)   -2.85%
    Power transmission and other external expenses                     387           335        52    15.52%
  Personnel expenses                                                   825           868       (43)   -4.95%
  Depreciation and amortization                                      1,074         1,095       (21)   -1.92%
  Change in operating provisions                                       (22)           23       (45) -195.65%
  Other operating expenses                                             641           584        57     9.76%

OPERATING INCOME                                                     2,131         1,799       332    18.45%

FINANCIAL REVENUES                                                     130            33        97   293.94%
  Financial revenues                                                    71            24        47   195.83%
  Foreign exchange gains                                                59             9        50   555.56%

FINANCIAL EXPENSES                                                     603           674       (71)  -10.53%
  Financial expenses                                                   601           683       (82)  -12.01%
  Change in provisions for financial investments                                     (13)       13   100.00%
  Foreign exchange losses                                                2             4        (2)  -50.00%

FINANCIAL INCOME (LOSS)                                               (473)         (641)      168    26.21%

  Equity in the income (loss)  of companies carried by the
   equity method                                                        75            50        25    50.00%
  Amortization of goodwill and reverse negative goodwill                (7)          (18)       11   -61.11%
ORDINARY INCOME (LOSS)                                               1,726         1,190       536    45.04%

NONOPERATING INCOME (LOSS)                                             825           151       674   446.36%

CONSOLIDATED INCOME BEFORE INCOME TAXES                              2,551         1,341     1,210    90.23%
  Income taxes                                                         522           250       272   108.80%

CONSOLIDATED INCOME FOR THE YEAR                                     2,029         1,091       938    85.98%
  Income allocated to minority interests                                 3                       3      N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY             2,026         1,091       935    85.70%
                                                            ---------------

                                                            ---------------
  Cash flow                                                          2,537         2,037       500    24.55%
  EBITDA                                                             3,205         2,894       311    10.75%
                                                            ---------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                  LATIN AMERICA
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001


                                   (Unaudited)

LATIN AMERICAN ELECTRICITY  BUSINESS
------------------------------------

                                               -----------------------------------------------
                                                                Euro Million
                                               -----------------------------------------------
                                                Dec. 31 '02    Dec. 31 '01      Variation
                                               -----------------------------------------------
OPERATING REVENUES                                     4,084          5,325   (1,241)  -23.31%
  Sales                                                3,850          5,125   (1,275)  -24.88%
  Capitalized expenses                                   157            108       49    45.37%
  Other operating revenues                                77             92      (15)  -16.30%

OPERATING EXPENSES                                     2,816          3,902   (1,086)  -27.83%
  Purchases                                            1,508          2,142     (634)  -29.60%
    Electricity purchased                              1,086          1,591     (505)  -31.74%
    Raw materials and other supplies                     171            286     (115)  -40.21%
    Power transmission and other external
     expenses                                            251            265      (14)   -5.28%
  Personnel expenses                                     317            418     (101)  -24.16%
  Depreciation and amortization                          467            663     (196)  -29.56%
  Variation in operating provisions                       20             73      (53)  -72.60%
  Other operating expenses                               504            606     (102)  -16.83%

OPERATING INCOME                                       1,268          1,423     (155)  -10.89%

FINANCIAL REVENUES                                       492            535      (43)   -8.04%
  Financial revenues                                     173            127       46    36.22%
  Foreign exchange gains                                 156            266     (110)  -41.35%
  Monetary adjusments                                    163            142       21    14.79%

FINANCIAL EXPENSES                                     1,521          1,504       17     1.13%
  Financial expenses                                     748            850     (102)  -12.00%
  Change in provisions for financial
   investments                                                           (3)       3   100.00%
  Foreign exchange losses                                773            657      116    17.66%

FINANCIAL INCOME (LOSS)                               (1,029)          (969)     (60)   -6.19%

  Equity in the income (loss)  of companies
   carried by the equity method                            7             10       (3)  -30.00%
  Amortization of goodwill                              (215)          (227)      12    -5.29%
ORDINARY INCOME (LOSS)                                    31            237     (206)  -86.92%

NONOPERATING INCOME (LOSS)                              (455)           435     (890) -204.60%

CONSOLIDATED INCOME BEFORE INCOME TAXES                 (424)           672   (1,096) -163.10%
  Income taxes                                            39            132      (93)  -70.45%

CONSOLIDATED INCOME FOR THE YEAR                        (463)           540   (1,003) -185.74%
  Income allocated to minority interests                (182)            51     (233) -456.86%

INCOME FOR THE YEAR ALLOCATED TO THE
 CONTROLLING COMPANY                                    (281)           489     (770) -157.46%
                                               --------------

                                               --------------
  Cash flow                                            1,444          1,383       61     4.41%
  EBITDA                                               1,735          2,086     (351)  -16.83%
                                               --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                     EUROPE
                     FOR THE PERIOD ENDED DECEMBER 31, 2002
                                   (Unaudited)


EUROPEAN ELECTRICITY BUSINESS
-----------------------------

                                                       -----------------
                                                         Euro Million
                                                       -----------------
                                                          Dec. 31 '02
                                                       -----------------
OPERATING REVENUES                                                1,760
  Sales                                                           1,744
  Capitalized expenses                                                5
  Other operating revenues                                           11

OPERATING EXPENSES                                                1,610
  Purchases                                                       1,334
    Electricity purchased                                           530
    Raw materials and other supplies                                718
    Power transmission and other external expenses                   86
  Personnel expenses                                                 79
  Depreciation and amortization                                     113
  Variation in operating provisions                                   1
  Other operating expenses                                           83

OPERATING INCOME                                                    150

FINANCIAL REVENUES                                                    3
  Financial revenues                                                  3
  Foreign exchange gains
  Monetary adjusments

FINANCIAL EXPENSES                                                   63
  Financial expenses                                                 63
  Change in provisions for financial investments
  Foreign exchange losses

FINANCIAL INCOME (LOSS)                                             (60)

  Equity in the income (loss)  of companies carried by
   the equity method                                                 17
  Amortization of goodwill                                          (92)
ORDINARY INCOME (LOSS)                                               15

NONOPERATING INCOME (LOSS)                                          (22)

CONSOLIDATED INCOME BEFORE INCOME TAXES                              (7)
  Income taxes                                                      (64)

CONSOLIDATED INCOME FOR THE YEAR                                     57
  Income allocated to minority interests                             36

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                             21
                                                       -----------------

                                                       -----------------
  Cash flow                                                         179
  EBITDA                                                            263
                                                       -----------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                   (Unaudited)


OTHER BUSINESSES
----------------

                                                ---------------------------------------------
                                                                Euro Million
                                                ---------------------------------------------
                                                 Dec. 31 '02  Dec. 31 '01      Variation
                                                ---------------------------------------------
OPERATING REVENUES                                       319           506     (187)  -36.96%
  Sales                                                  260           365     (105)  -28.77%
  Capitalized expenses                                    34           116      (82)  -70.69%
  Other operating revenues                                25            25

OPERATING EXPENSES                                       286           553     (267)  -48.28%
  Purchases                                              157           311     (154)  -49.52%
    Electricity purchased                                               13      (13) -100.00%
    Raw materials and other supplies                     138           251     (113)  -45.02%
    Power transmission and other external
     expenses                                             19            47      (28)  -59.57%
  Personnel expenses                                      30            46      (16)  -34.78%
  Depreciation and amortization                           42            71      (29)  -40.85%
  Variation in operating provisions                        3            13      (10)  -76.92%
  Other operating expenses                                54           112      (58)  -51.79%

OPERATING INCOME                                          33           (47)      80   170.21%

FINANCIAL REVENUES                                        26            16       10    62.50%
  Financial revenues                                      13            16       (3)  -18.75%
  Foreign exchange gains                                  13             1       12  1200.00%
  Monetary adjusments                                                   (1)       1   100.00%

FINANCIAL EXPENSES                                        98           128      (30)  -23.44%
  Financial expenses                                      87            95       (8)   -8.42%
  Change in provisions for financial investments           9            20      (11)  -55.00%
  Foreign exchange losses                                  2            13      (11)  -84.62%

FINANCIAL INCOME (LOSS)                                  (72)         (112)      40    35.71%

  Equity in the income (loss)  of companies
   carried by the equity method                         (192)         (178)     (14)   -7.87%
  Amortization of goodwill                               (41)          (44)       3    -6.82%
ORDINARY INCOME (LOSS)                                  (272)         (381)     109    28.61%

NONOPERATING INCOME (LOSS)                              (277)           (7)    (270)-3857.14%

CONSOLIDATED INCOME BEFORE INCOME TAXES                 (549)         (388)    (161)  -41.49%
  Income taxes                                           (60)         (294)     234    79.59%

CONSOLIDATED INCOME FOR THE YEAR                        (489)          (94)    (395) -420.21%
  Income allocated to minority interests                   7             7

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                (496)         (101)    (395) -391.09%
                                                -------------

                                                -------------
  Cash flow                                              125           (73)     198   271.23%
  EBITDA                                                  75            24       51   212.50%
                                                -------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                               ON A QUATERLY BASIS
                                   (Unaudited)


                                                       ------------------------------------
                                                                   Euro Million
                                                       ------------------------------------
                                                        4Q 2002  4Q 2001       Variation
                                                       ------------------------------------
OPERATING REVENUES                                         4,750   4,414      336     7.61%
  Sales                                                    4,623   4,249      374     8.80%
  Capitalized expenses                                        80     103      (23)  -22.33%
  Other operating revenues                                    47      62      (15)  -24.19%

OPERATING EXPENSES                                         3,431   3,688     (257)   -6.97%
  Purchases                                                2,395   2,478      (83)   -3.35%
    Electricity purchased                                  1,500   1,676     (176)  -10.50%
    Raw materials and other supplies                         680     596       84    14.09%
    Power transmission and other external expenses           215     206        9     4.37%
  Personnel expenses                                         332     334       (2)   -0.60%
  Depreciation and amortization                              363     488     (125)  -25.61%
  Change in operating provisions                             (43)      9      (52) -577.78%
  Other operating expenses                                   384     379        5     1.32%

OPERATING INCOME                                           1,319     726      593    81.68%

FINANCIAL REVENUES                                          (229)    102     (331) -324.51%
  Financial revenues                                          89      28       61   217.86%
  Foreign exchange gains                                    (289)     43     (332) -772.09%
  Monetary adjustments                                       (29)     31      (60) -193.55%

FINANCIAL EXPENSES                                          (194)    739     (933) -126.25%
  Financial expenses                                         377     391      (14)   -3.58%
  Change in provisions for financial investments               4       7       (3)  -42.86%
  Foreign exchange losses                                   (575)    341     (916) -268.62%

FINANCIAL INCOME (LOSS)                                      (35)   (637)     602    94.51%

  Equity in the income (loss)  of companies carried by
   the equity method                                          (4)    (35)      31    88.57%
  Amortization of goodwill and reverse negative
   goodwill                                                  (93)    (79)     (14)   17.72%
ORDINARY INCOME (LOSS)                                     1,187     (25)   1,212  4848.00%

NONOPERATING INCOME (LOSS)                                  (503)    153     (656) -428.76%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      684     128      556   434.38%
  Income taxes                                               392    (172)     564   327.91%

CONSOLIDATED INCOME FOR THE YEAR                             292     300       (8)   -2.67%
  Income allocated to minority interests                     124    (132)     256   193.94%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                     168     432     (264)  -61.11%
                                                       ----------

-----------------------------------------------------------------
Cash flow                                                  1,476     376    1,100   292.55%
EBITDA                                                     1,682   1,214      468    38.55%
-----------------------------------------------------------------

                                 ENDESA S.A. AND
                                  SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          DOMESTIC ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS
                                   (Unaudited)


DOMESTIC ELECTRICITY BUSINESS
-----------------------------

                                                   ---------------------------------------
                                                                Euro Million
                                                   ---------------------------------------
                                                     4Q 2002    4Q 2001      Variation
                                                   ---------------------------------------
OPERATING REVENUES                                      3,089      2,781     308    11.08%
  Sales                                                 3,002      2,709     293    10.82%
  Capitalized expenses                                     71         48      23    47.92%
  Other operating revenues                                 16         24      (8)  -33.33%

OPERATING EXPENSES                                      2,136      2,445    (309)  -12.64%
  Purchases                                             1,482      1,806    (324)  -17.94%
    Electricity purchased                               1,024      1,273    (249)  -19.56%
    Raw materials and other supplies                      341        427     (86)  -20.14%
    Power transmission and other external expenses        117        106      11    10.38%
  Personnel expenses                                      212        208       4     1.92%
  Depreciation and amortization                           277        283      (6)   -2.12%
  Change in operating provisions                          (54)       (25)    (29) -116.00%
  Other operating expenses                                219        173      46    26.59%

OPERATING INCOME                                          953        336     617   183.63%

FINANCIAL REVENUES                                         66          9      57   633.33%
  Financial revenues                                       48          9      39   433.33%
  Foreign exchange gains                                   18                 18      N/A

FINANCIAL EXPENSES                                        156        179     (23)  -12.85%
  Financial expenses                                      157        175     (18)  -10.29%
  Foreign exchange losses                                  (1)         4      (5)  125.00%

FINANCIAL INCOME (LOSS)                                   (90)      (170)     80    47.06%

  Equity in the income (loss)  of companies carried
   by the equity method                                    20         24      (4)  -16.67%
  Amortization of goodwill and reverse negative
   goodwill                                                (1)       (15)     14   -93.33%
ORDINARY INCOME (LOSS)                                    882        175     707   404.00%

NONOPERATING INCOME (LOSS)                                 70        266    (196)  -73.68%

CONSOLIDATED INCOME BEFORE INCOME TAXES                   952        441     511   115.87%
  Income taxes                                            248         (5)    253  5060.00%

CONSOLIDATED INCOME FOR THE YEAR                          704        446     258    57.85%
  Income allocated to minority interests                    1                  1      N/A

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                  703        446     257    57.62%
                                                   -----------


--------------------------------------------------------------
  Cash flow                                             1,251        284     967   340.49%
  EBITDA                                                1,230        619     611    98.71%
--------------------------------------------------------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                       LATINAMERICAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS



LATIN AMERICAN ELECTRICITY  BUSINESS
------------------------------------

                                                       ---------------------------------------
                                                                    Euro Million
                                                       ---------------------------------------
                                                        4Q 2002  4Q 2001       Variation
                                                       ---------------------------------------
OPERATING REVENUES                                          890    1,423     (533)     -37.46%
  Sales                                                     878    1,431     (553)     -38.64%
  Capitalized expenses                                       (8)     (40)      32       80.00%
  Other operating revenues                                   20       32      (12)     -37.50%

OPERATING EXPENSES                                          589    1,025     (436)     -42.54%
  Purchases                                                 320      539     (219)     -40.63%
    Electricity purchased                                   225      403     (178)     -44.17%
    Raw materials and other supplies                         32       60      (28)     -46.67%
    Power transmission and other external expenses           63       76      (13)     -17.11%
  Personnel expenses                                         91      114      (23)     -20.18%
  Depreciation and amortization                              45      186     (141)     -75.81%
  Variation in operating provisions                           8       27      (19)     -70.37%
  Other operating expenses                                  125      159      (34)     -21.38%

OPERATING INCOME                                            301      398      (97)     -24.37%

FINANCIAL REVENUES                                         (308)      90     (398)    -442.22%
  Financial revenues                                         35       12       23      191.67%
  Foreign exchange gains                                   (314)      46     (360)    -782.61%
  Monetary adjusments                                       (29)      32      (61)    -190.63%

FINANCIAL EXPENSES                                         (397)     528     (925)    -175.19%
  Financial expenses                                        178      198      (20)     -10.10%
  Change in provisions for financial investments                      (7)       7     -100.00%
  Foreign exchange losses                                  (575)     337     (912)    -270.62%

FINANCIAL INCOME (LOSS)                                      89     (438)     527      120.32%

  Equity in the income (loss)  of companies carried by
   the equity method                                         11       12       (1)      -8.33%
  Amortization of goodwill and reverse negative
   goodwill                                                 (58)     (53)      (5)       9.43%
ORDINARY INCOME (LOSS)                                      343      (81)     424      523.46%

NONOPERATING INCOME (LOSS)                                 (254)     (70)    (184)    -262.86%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      89     (151)     240      158.94%
  Income taxes                                              163       30      133      443.33%

CONSOLIDATED INCOME FOR THE YEAR                            (74)    (181)     107       59.12%
  Income allocated to minority interests                     97     (135)     232      171.85%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING
 COMPANY                                                   (171)     (46)    (125)    -271.74%
                                                       ---------


                                                       ---------
  Cash flow                                                 138      222      (84)     -37.84%
  EBITDA                                                    346      584     (238)     -40.75%
                                                       ---------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                          EUROPEAN ELECTRICITY BUSINESS
                               ON A QUATERLY BASIS

EUROPEAN ELECTRICITY  BUSINESS
------------------------------

                                                             --------------
                                                              Euro Million
                                                             --------------
                                                                4Q 2002
                                                             --------------
OPERATING REVENUES                                                     661
  Sales                                                                653
  Capitalized expenses                                                   2
  Other operating revenues                                               6

OPERATING EXPENSES                                                     606
  Purchases                                                            528
    Electricity purchased                                              252
    Raw materials and other supplies                                   248
    Power transmission and other external expenses                      28
  Personnel expenses                                                    21
  Depreciation and amortization                                         29
  Variation in operating provisions                                      1
  Other operating expenses                                              27

OPERATING INCOME                                                        55

FINANCIAL REVENUES
  Financial revenues
  Foreign exchange gains

FINANCIAL EXPENSES                                                      16
  Financial expenses                                                    16
  Change in provisions for financial investments
  Foreign exchange losses

FINANCIAL INCOME (LOSS)                                                (16)

  Equity in the income (loss)  of companies carried by the
   equity method                                                         1
  Amortization of goodwill and reverse negative goodwill               (23)
ORDINARY INCOME (LOSS)                                                  17

NONOPERATING INCOME (LOSS)                                               5

CONSOLIDATED INCOME BEFORE INCOME TAXES                                 22
  Income taxes                                                         (30)

CONSOLIDATED INCOME FOR THE YEAR                                        52
  Income allocated to minority interests                                25

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY                27
                                                             --------------


                                                             --------------
  Cash flow                                                             55
  EBITDA                                                                84
                                                             --------------

                          ENDESA S.A. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                OTHER BUSINESSES
                               ON A QUATERLY BASIS

OTHER BUSINESSES
----------------

                                                          ----------------------------------
                                                                     Euro Million
                                                          ----------------------------------
                                                          4Q 2002 4Q 2001     Variation
                                                          ----------------------------------
OPERATING REVENUES                                            110    210    (100)    -47.62%
  Sales                                                        90    109     (19)    -17.43%
  Capitalized expenses                                         15     95     (80)    -84.21%
  Other operating revenues                                      5      6      (1)    -16.67%

OPERATING EXPENSES                                            100    218    (118)    -54.13%
  Purchases                                                    65    133     (68)    -51.13%
    Electricity purchased                                      (1)            (1)       N/A
    Raw materials and other supplies                           59    109     (50)    -45.87%
    Power transmission and other external expenses              7     24     (17)    -70.83%
  Personnel expenses                                            8     12      (4)    -33.33%
  Depreciation and amortization                                12     19      (7)    -36.84%
  Variation in operating provisions                             2      7      (5)    -71.43%
  Other operating expenses                                     13     47     (34)    -72.34%

OPERATING INCOME                                               10     (8)     18     225.00%

FINANCIAL REVENUES                                             13      3      10     333.33%
  Financial revenues                                            6      7      (1)    -14.29%
  Foreign exchange gains                                        7     (3)     10     333.33%

FINANCIAL EXPENSES                                             31     32      (1)     -3.13%
  Financial expenses                                           26     18       8      44.44%
  Change in provisions for financial investments                4     14     (10)    -71.43%
  Foreign exchange losses                                       1              1        N/A

FINANCIAL INCOME (LOSS)                                       (18)   (29)     11      37.93%

  Equity in the income (loss)  of companies carried by the
   equity method                                              (36)   (71)     35      49.30%
  Amortization of goodwill and reverse negative goodwill      (11)   (11)              0.00%
ORDINARY INCOME (LOSS)                                        (55)  (119)     64      53.78%

NONOPERATING INCOME (LOSS)                                   (324)   (43)   (281)   -653.49%

CONSOLIDATED INCOME BEFORE INCOME TAXES                      (379)  (162)   (217)   -133.95%
  Income taxes                                                 11   (197)    208     105.58%

CONSOLIDATED INCOME FOR THE YEAR                             (390)    35    (425)  -1214.29%
  Income allocated to minority interests                        1      3      (2)    -66.67%

INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY     (391)    32    (423)  -1321.88%
                                                          --------


                                                          --------
  Cash flow                                                    32   (130)    162     124.62%
  EBITDA                                                       22     11      11     100.00%
                                                          --------

                          ENDESA S.A. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                   (Unaudited)



                                                         -------------------------------------------------
                                                                           Euro Million
                                                         -------------------------------------------------
FUNDS  OBTAINED FROM                                         Dec. 31 '02    Dec. 31 '01       Variation
                                                         -------------------------------------------------
 Operations                                                       4,285           3,347      938    28.03%
 Disposal of consolidated companies                               1,684             241    1,443   598.76%
 Sale of fixed assets                                               132             995     (863)  -86.73%
 Disposal of shares of the controlling company                       73            (147)     220   149.66%
 Repayment or transfers to short-term of financial
  investment                                                        399             340       59    17.35%
 Capital subsidies and deferred revenues                            309             303        6     1.98%
 Contributions by minority interests and holders of
  parent company                                                                     90      (90) -100.00%
 Long term finance from creditors                                   200             667     (467)  -70.01%
TOTAL FUNDS OBTAINED                                              7,082           5,836    1,246    21.35%
                                                         ---------------


                                                         -------------------------------------------------
                                                                           Euro Million
                                                         -------------------------------------------------
FUNDS  USED FOR                                            Dec. 31 '02    Dec. 31 '01       Variation
                                                         -------------------------------------------------

 Intangible assets and utility plant                              2,470           2,544      (74)   -2.91%
 Financial investments                                            1,366           2,890   (1,524)  -52.73%
 Dividends of the controlling company                               723             713       10     1.40%
 Acquisition of shares of the consolidated companies                127              12      115   958.33%
 Capital reduction of the controlling company and
  dividends allocated to minority interests                         116             132      (16)  -12.12%
 Net change of debt                                               1,366          (2,415)   3,781   156.56%
 Provisions for contingencies and expenses                          640           1,508     (868)  -57.56%
TOTAL FUNDS USED                                                  6,808           5,384    1,424    26.45%
                                                         ---------------


                                                         ---------------
INCREASE IN WORKING CAPITAL                                         274             452
DECREASE IN WORKING CAPITAL
                                                         ---------------

  Consolidated Balance by business line for the period ended December 31, 2002

                                                                    Euro Million
                                                                    ------------



                                    Generation  Distribution    Supply      Services      Europe       Other
                                                                                                      Businesses
Intangible Assets                            32          144           26           53           41          135
Utility plant                             8,316        6,729           10           59        2,349          505
Financial investments                     1,009        1,194          380          194          464        1,628
Goodwill                                      0            7            0            0        1,720          446
Deferred charges                             25          155            1            0            0            5
Current assets                            1,261        1,207          528           44          382          383
  TOTAL                                  10,643        9,436          945          350        4,956        3,102

Stockholder's equity                      4,188        1,449           29           84        1,443          357
Minority interests                            0            0            0            2        1,130           58
Negative goodwill                            27           68            0            0            0            3
Deferred revenues                           103        1,042            1           43            2           86
Provisions for contingencies and
 expenses                                 1,165        1,717           34          117          146           69
Long term debt                            3,333        3,259          524            3          627        1,826
Current liabilities                       1,827        1,901          357          101        1,608          703
  TOTAL                                  10,643        9,436          945          350        4,956        3,102


                                                  Corporate                   Total
                                   Latin America  Structure   Adjustments Consolidated
Intangible Assets                            87           29          -29          518
Utility plant                             9,286          154          333       27,741
Financial investments                     1,464       39,760      -38,560        7,533
Goodwill                                  2,705            0           92        4,970
Deferred charges                            126          663         -437          538
Current assets                            2,565        4,228       -3,722        6,876
  TOTAL                                  16,233       44,834      -42,323       48,176

Stockholder's equity                      2,098       18,948      -20,553        8,043
Minority interests                        1,897            0           88        3,175
Negative goodwill                            17            0         -102           13
Deferred revenues                           120           12          -53        1,356
Provisions for contingencies and
 expenses                                   659          290           24        4,221
Long term debt                            8,137       20,301      -18,224       19,786
Current liabilities                       3,305        5,283       -3,503       11,582
  TOTAL                                  16,233       44,834      -42,323       48,176


  Statement of Income by business line for the period ended December 31, 2002

Euro Million
------------

                                                                                                      Other
                                        Generation Distribution   Supply     Services     Europe    Businesses
Revenues                                     4,345       5,597       1,323         254       1,744         260
Other operating revenues                        55         127          54           0          16          59
Purchases                                   -1,711      -3,725        -804         -12      -1,248        -138
Other external expenses                       -384        -610        -429        -169        -169         -73
Personnel expenses                            -329        -341         -32         -44         -79         -30
Depreciation and amortization + changes
 in provisions                                -612        -364         -14         -23        -114         -45
Operating income (loss)                      1,364         684          98           6         150          33
Financial Income (Loss)                       -115        -213         -19          -1         -60         -72
Income from equity method                        0           1           0           0         -75        -233
Nonoperating income (Loss)                   1,083        -178         -25           6         -22        -277
Income before taxes                          2,332         294          54          11          -7        -549
Income Taxes                                  -250         204         -16          16          64          60
Minority interests                               0           0           0           0         -36          -7
NET INCOME (*)                               2,082         498          38          27          21        -496




                                          Latin     Corporate                 Total
                                          America   Structure  Adjustments Consolidated
Revenues                                     3,850         211        -845      16,739
Other operating revenues                       234          38         -84         499
Purchases                                   -1,257        -111         324      -8,682
Other external expenses                       -755         -47         611      -2,025
Personnel expenses                            -317         -79           0      -1,251
Depreciation and amortization + changes
 in provisions                                -487         -39           0      -1,698
Operating income (loss)                      1,268         -27           6       3,582
Financial Income (Loss)                     -1,029        -119          -6      -1,634
Income from equity method                     -208          67           0        -448
Nonoperating income (Loss)                    -455         -61           0          71
Income before taxes                           -424        -140           0       1,571
Income Taxes                                   -39        -476           0        -437
Minority interests                             182          -3           0         136
NET INCOME (*)                                -281        -619           0       1,270

(*) Before allocation of Corporate Structure's financial expenses to the businesses.

The breakdown of results by activities includes the effect of the change of the companies entitled to the tax deductibility of early retirement plans as a result of a fiscal enquiry to the Tax Authorities.

This has resulted in a negative effect of Eur541 M for the holding company, and positive of Eur272 M in Distribution, Eur3 M in Supply and Eur20 M in Services

                          ENDESA S.A. AND SUBSIDIARIES
                      PROFORMA CONSOLIDATED BALANCE SHEETS
                            ENERSIS BY EQUITY METHOD
                             AS OF DECEMBER 31, 2002
                                   (Unaudited)


                                                                  Euro Million
                                                          --------------------

    ASSETS                                                           31.12.02
                                                          --------------------
    Utility plant and intangible assets                                19,129
    Financial investments                                               8,422
    Goodwill                                                            3,473
    Deferred charges                                                      412
    Current assets                                                      5,092
    TOTAL                                                              36,528
                                                          --------------------


    STOCKHOLDERS' EQUITY
    AND LIABILITES                                                   31.12.02
                                                          --------------------
    Stockholder's equity                                                8,043
      Subscribed capital stock                                          1,271
      Reserves                                                          8,728
      FX translation differences                                       (3,226)
      Income allocable to the controlling company                       1,270
    Minority interests                                                  1,261
    Negative goodwill                                                      13
    Deferred revenues                                                   1,263
    Provisions for contingencies and expenses                           3,802
    Long term debt                                                     13,581
    Current liabilities                                                 8,565
    TOTAL                                                              36,528
                                                          --------------------

                    ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
                              FINANCIAL INVESTMENTS
                           (ENERSIS BY EQUITY METHOD)
                             AS OF DECEMBER 31, 2002


 Euro million                              (Unaudited)
 ------------

 GOODWILL OF GLOBAL CONSOLIDATED COMPANIES      1,460

 Endesa Holding Italia                          1,460

 INVESTMENTS CARRIED OUT BY EQUITY METHOD
  AND GOODWILL                                  4,311
 Auna                                           1,075
 Repsol                                           533
 Luz de Bogota (Codensa)                          335
 Capital de Energia (Emgesa)
                                                  269
 Smartcom                                         236
 Snet                                             437
 Aguas de Barcelona                               112
 Investluz                                         89
 Red Electrica de Espana, S.A.  (REE)              80
 Tejo                                              53
 Distrilima (Edelnor)                              27
 CPE                                               23
 Central Termoelectrica de Fortaleza               21
 Cepm                                              13
 Yacilec                                           11
 Edesur                                            10
 ENDITEL I
                                                    9
 Cia Eolica Tierras Altas                           7
 Cemsa                                              6
 P.E. Sierra del Madero                             5
 Tirme                                              5
 Coelce                                             6
 Cerj                                              92
 Enersis                                          795
 Other                                             62



Euro million                         BALANCE
------------

LONG TERM INVESTMENTS IN
 SECURITIES                             285
Nueva Nuinsa, S.L.                       65
Euskaltel                                26
Teneguia Gestion Financiera
 S.L.                                    20
AIE Asco - Vandellos                     16
Lyonnaise D'eaux                         14
DS2                                      13
Minas y Ferrocarriles de
 Utrillas                                 9
Minas Gargallo                            8
Ecasa                                     8
Dicogexsa                                 6
Bono Argentina 2004                       5
Arch Coal Inc. (A.C.I.)                   4
Reganosa                                  4
Other                                    87

LOANS                                 2,789
Elesur                                1,313
Endesa's Tariff Deficit                 587
Guarantees and deposits                 291
Endesa's Extrapeninsular
 Tariff Deficit                         119
Fixed income securities                 100
Loans to personnel                       86
Elcogas                                  70
Docks Sud                                49
Loans to Ecyr subsidiaries               37
Auna                                     30
Emesa                                    21
Enditel I                                15
Megasa                                   14
Gas Alicante                              6
Soprolif                                  5
Other                                    46

Advanced tax and tax credit
 and other                            3,050

TOTAL FINANCIAL INVESTMENTS
 and GOODWILL                        11,895

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: February 26, 2003                By: /s/ Jacinto Parinete
                                           ----------------------------
                                        Name: Jacinto Pariente
                                        Title: Manager of North America
                                        Investor Relations